Exhibit 12

STATEMENT OF COMPUTATION OF OTHER RATIOS

(In thousands, except
  per share data)               1993             1992              1991

For the year ended
  December 31:

Net income                   $  6,538        $  5,932         $  5,335
Cash dividends declared         2,727           2,422            2,122
Average shareholders'
  equity                       50,868          46,463           42,514
Average assets                569,271         523,719          487,779
Earnings per share              $2.00           $1.82            $1.65
Dividends per share             $ .83           $ .74            $ .65

Ratios:

Return on average               12.85%          12.77%           12.55%
  shareholders' equity
   (net income divided by
   average shareholders'
   equity)

Return on average assets         1.15%           1.13%            1.09%
  (net income divided by
  average assets)

Average equity capital to
  average assets                 8.94%           8.87%            8.72%

Dividend payout ratio           41.72%          40.83%           39.78%
  (net income divided by
  cash dividends declared)